Preliminary Pricing Supplement (To the Prospectus dated July 19, 2013, the Prospectus Supplement dated July 19, 2013 and Index Supplement dated July 19, 2013)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-190038

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus, prospectus supplement and index supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated April 22, 2014

$[—] Notes due June 25, 2015 Linked to the Lesser Performing Reference Asset of the Russell 2000® Index and the iShares® MSCI EAFE ETF Global Medium-Term Notes, Series A

Terms used in this preliminary pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	April 22, 2014

Issue Date:	April 25, 2014

Final Valuation Date:	June 22, 2015*

Maturity Date:	June 25, 2015*

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Assets:

The Russell 2000® Index (the “Index”) (Bloomberg ticker symbol “RTY <Index>”) and the iShares® MSCI EAFE ETF (the “ETF”) (Bloomberg ticker symbol: “EFA UP <Equity>”).

The Index and the ETF are each referred to in this preliminary pricing supplement as a “Reference Asset” and collectively as the “Reference Assets”.

Interest Rate:	5.00% per annum

Interest Payment Dates:	Monthly, payable in arrears on the 25th day of each month during the term of the Notes (subject to the following business day convention), provided that the final Interest Payment Date will be the Maturity Date.

Day Count Convention:	30/360

Downside Leverage Factor:	1.1765

Tax Allocation of the Monthly Interest Payments:	Deposit Income: [—]% of the amount of the monthly interest payment Put Premium: [—]% of the amount of the monthly interest payment

Payment at Maturity:

If you hold your Notes to maturity, your payment at maturity will be calculated as follows (in each case, subject to our credit risk):

•       If the Reference Asset Return of the Lesser Performing Reference Asset is equal to or greater than -15.00%, you will receive, in addition to the final interest payment on the Notes, a cash payment of $1,000 per $1,000 principal amount Note.

•       If the Reference Asset Return of the Lesser Performing Reference Asset is less than -15.00%, you will receive, in addition to the final interest payment on the Notes, a cash payment per $1,000 principal amount Note equal to (a) $1,000 plus (b) (i) $1,000 times (ii) the Reference Asset Return of the Lesser Performing Reference Asset plus the Buffer Percentage times (iii) the Downside Leverage Factor, calculated as follows:

$1,000 + [$1,000 × (Reference Asset Return of the Lesser Performing Reference Asset + 15.00%) × 1.1765]

If the price or level of the Lesser Performing Reference Asset declines by more than 15% from its Initial Value to its Final Value, you will lose 1.1765% of the principal amount of your Notes for every 1% that the Reference Asset Return of the Lesser Performing Reference Asset falls below -15.00% (not taking into account any interest payments on the Notes). You may lose up to 100% of the principal amount of your Notes. Any payment on the Notes, including any interest payment and any principal protection feature provided at maturity, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

[Terms of the Notes Continue on the Next Page]

	Initial Issue Price†	Price to Public	Agent’s Commission‡	Proceeds to Barclays Bank PLC
Per Note	$1,000	100.00%	0.00%	100.00%
Total	$[—]	$[—]	$[—]	$[—]

‡	Investors that hold their Notes in fee-based advisory or trust accounts may be charged fees by the investment advisor or manager of such account based on the amount of assets held in those accounts, including the Notes.
†	Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is expected to be between $975.00 and $991.40 per Note. The estimated value is expected to be less than the initial issue price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page PPS-4 of this preliminary pricing supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-4 of the prospectus supplement and “Selected Risk Considerations” beginning on page PPS-9 of this preliminary pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this preliminary pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Terms of the Notes, Continued

Reference Asset Return:	With respect to a Reference Asset, the performance of such Reference Asset from its Initial Value to the Final Value, calculated as follows: Final Value – Initial Value Initial Value

Lesser Performing Reference Asset:	The Reference Asset with the lower Reference Asset Return, as calculated in the manner set forth below.

Initial Value:	With respect to the Index, [—], the Closing Value of the Index on the Initial Valuation Date. With respect to the ETF, [—], the Closing Value of the ETF on the Initial Valuation Date.

Final Value:	With respect to a Reference Asset, the Closing Value of the Reference Asset on the Final Valuation Date.

Buffer Percentage:	15.00%

Reference Asset Business Day:

A day that is both (i) a scheduled trading day with respect to the Index and (ii) a scheduled trading day with respect to the ETF.

The term “scheduled trading day”, with respect to the Index, has the meaning set forth under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities”, and with respect to the ETF, has the meaning set forth under “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds Comprised of Equity Securities”, in each case, in the accompanying prospectus supplement.

Closing Value:

With respect to the Index, on any date, the closing value of the Index published at the regular weekday close of trading on that date as displayed on Bloomberg Professional® service page “RTY <Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable.

With respect to the ETF, on any date, the official closing price per share of the ETF on that date as determined by the Calculation Agent and displayed on Bloomberg Professional® service page “EFA UP <Equity>” or any successor page on Bloomberg Professional® service or any successor service, as applicable.

In certain circumstances, the Closing Value of a Reference Asset will be based on the alternate calculation of the Reference Asset as described in “Reference Assets—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” or “Reference Asset—Adjustments Relating to Securities with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds”, as applicable, in the accompanying prospectus supplement.

Business Day Convention:	Following; Unadjusted

Business Days:	New York and London

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06741UCX0 / US06741UCX00

*	Subject to postponement in the event of a Market Disruption Event and as described under “Selected Purchase Considerations—Market Disruption Events” in this preliminary pricing supplement.

PPS-2

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this preliminary pricing supplement together with the prospectus dated July 19, 2013, as supplemented by the prospectus supplement dated July 19, 2013 and the index supplement dated July 19, 2013 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This preliminary pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•	Prospectus Supplement dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

•	Index Supplement dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295727/d570220d424b3.htm

Our SEC file number is 1-10257. As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PPS-3

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public, which we refer to as the Initial Valuation Date, based on prevailing market conditions on the Initial Valuation Date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Initial Valuation Date is based on our internal funding rates. Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Initial Valuation Date is expected to be less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the Initial Valuation Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Initial Valuation Date for a temporary period expected to be approximately three months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PPS-9 of this preliminary pricing supplement.

You may revoke your offer to purchase the Notes at any time prior to Initial Valuation Date. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to the Initial Valuation Date. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

PPS-4

HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE AT MATURITY

What is the Total Return on the Notes at Maturity Assuming a Range of Performances of the Reference Assets?

The following table illustrates the hypothetical total return at maturity on the Notes. The hypothetical examples set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis and do not take into account any tax consequences from investing in the Notes. These examples also make the following key assumptions:

•	Hypothetical Initial Value of the Index: 100.00*

•	Hypothetical Initial Value of the ETF: $100.00*

•	Buffer Percentage: 15.00%

•	Downside Leverage Factor: 1.1765

*	The hypothetical Initial Value of 100.00 for each Reference Asset has been chosen for illustrative purposes only and does not represent an actual likely Initial Value for either Reference Asset. The actual Initial Value for the ETF will be equal to the Closing Value of the ETF on the Initial Valuation Date and the actual Initial Value for the Index will be the Closing Value of the Index on the Initial Valuation Date. The Closing Value for the ETF on April 21, 2014 was $67.62 and the Closing Value for the Index on April 21, 2014 was 1,142.31. For more information about recent Closing Values for the Reference Assets, please see “Information Regarding the Reference Assets” below.

Final Value of the Index	Final Value of the ETF ($)	Reference Asset Return of the Index	Reference Asset Return of the ETF	Reference Asset Return of the Lesser Performing Reference Asset	Payment at Maturity (per $1,000 principal amount Note)*
150.00	$160.00	50.00%	60.00%	50.00%	$1,000.00
150.00	$140.00	50.00%	40.00%	40.00%	$1,000.00
160.00	$130.00	60.00%	30.00%	30.00%	$1,000.00
120.00	$135.00	20.00%	35.00%	20.00%	$1,000.00
120.00	$110.00	20.00%	10.00%	10.00%	$1,000.00
105.00	$115.00	5.00%	15.00%	5.00%	$1,000.00
105.00	$100.00	5.00%	0.00%	0.00%	$1,000.00
95.00	$110.00	-5.00%	10.00%	-5.00%	$1,000.00
110.00	$90.00	10.00%	-10.00%	-10.00%	$1,000.00
85.00	$105.00	-15.00%	5.00%	-15.00%	$1,000.00
110.00	$80.00	10.00%	-20.00%	-20.00%	$941.18
95.00	$70.00	-5.00%	-30.00%	-30.00%	$823.53
60.00	$80.00	-40.00%	-20.00%	-40.00%	$705.88
50.00	$105.00	-50.00%	5.00%	-50.00%	$588.23
90.00	$40.00	-10.00%	-60.00%	-60.00%	$470.58
120.00	$30.00	20.00%	-70.00%	-70.00%	$352.93
20.00	$60.00	-80.00%	-40.00%	-80.00%	$235.28
10.00	$20.00	-90.00%	-80.00%	-90.00%	$117.63
105.00	$0.00	5.00%	-100.00%	-100.00%	$0.00

*	Excluding the final interest payment on the Notes

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Index increases from an Initial Value of 100.00 to a Final Value of 105.00 and the ETF increases from an Initial Value of $100.00 to a Final Value of $115.00.

Because the Reference Asset Return of the Index is less than the Reference Asset Return of the ETF, the Index is the Lesser Performing Reference Asset. Because the Reference Asset Return of the Lesser Performing Reference Asset is not less than -15.00%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount Note (plus the final interest payment on the Notes).

Example 2: The Index increases from an Initial Value of 100.00 to a Final Value of 110.00 and the ETF decreases from an Initial Value of $100.00 to a Final Value of $90.00.

Because the Reference Asset Return of the ETF of is less than the Reference Asset Return of the Index, the ETF is the Lesser Performing Reference Asset. Because the Reference Asset Return of the Lesser Performing Reference Asset is not less than -15.00%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount Note (plus the final interest payment on the Notes).

PPS-5

Example 3: The Index increases from an Initial Value of 100.00 to a Final Value of 110.00 and the ETF decreases from an Initial Value of $100.00 to a Final Value of $80.00.

Because the Reference Asset Return of the ETF of is less than the Reference Asset Return of the Index, the ETF is the Lesser Performing Reference Asset. Because the Reference Asset Return of the Lesser Performing Reference Asset is less than -15.00%, the investor receives a payment at maturity of $941.18 per $1,000 principal amount Note (plus the final interest payment on the Notes), calculated as follows:

$1,000 + [$1,000 × (Reference Asset Return of the Lesser Performing Reference Asset + Buffer Percentage) × Downside Leverage Factor]

$1,000 + [$1,000 × (-20.00% + 15.00%) × 1.1765] = $941.18

Example 4: The Index decreases from an Initial Value of 100.00 to a Final Value of 60.00 and the ETF decreases from an Initial Value of $100.00 to a Final Value of $80.00.

Because the Reference Asset Return of the Index of is less than the Reference Asset Return of the ETF, the Index is the Lesser Performing Reference Asset. Because the Reference Asset Return of the Lesser Performing Reference Asset is less than -15.00%, the investor receives a payment at maturity of $705.88 per $1,000 principal amount Note (plus the final interest payment on the Notes), calculated as follows:

$1,000 + [$1,000 × (Reference Asset Return of the Lesser Performing Reference Asset + Buffer Percentage) × Downside Leverage Factor]

$1,000 + [$1,000 × (-40.00% + 15.00%) × 1.1765] = $705.88

Examples 3 and 4 above demonstrate that the payment at maturity on your Notes (excluding the final interest payment) will be based solely on the Reference Asset Return of the Lesser Performing Reference Asset. Example 3 demonstrates that, if the Reference Asset Return of the Lesser Performing Reference Asset is less than -15.00%, the Notes will be exposed on an accelerated basis to the negative performance of such Reference Asset, even if the Reference Asset Return of the other Reference Asset is positive. Example 4 further demonstrates that if the Reference Asset Returns of both Reference Assets are less than -15.00%, the payment at maturity on the Notes (excluding the final interest payment) the Notes will be exposed on an accelerated basis to the negative performance of the Lesser Performing Reference Asset. In either case, the investor will lose some or all of the principal amount of their Notes, and the amount of such loss will not be mitigated in any way by virtue of the fact that the Reference Asset Return of the other Reference Asset is higher than the Reference Asset Return of the Lesser Performing Reference Asset.

SELECTED PURCHASE CONSIDERATIONS

•	Market Disruption Events—The Final Valuation Date, the Maturity Date and the payment at maturity are subject to adjustment in the event of a Market Disruption Event with respect to either Reference Asset. If the Calculation Agent determines that on the Final Valuation Date, a Market Disruption Event occurs or is continuing in respect of either Reference Asset, the Final Valuation Date will be postponed. If such postponement occurs, the Final Values of the Reference Assets shall be determined using the Closing Values of the Reference Assets on the first following Reference Asset Business Day on which no Market Disruption Event occurs or is continuing in respect of either Reference Asset. In no event, however, will the Final Valuation Date be postponed by more than five Reference Asset Business Days. If the Calculation Agent determines that a Market Disruption Event occurs or is continuing with respect to any Reference Asset on such fifth day, the Calculation Agent will determine the Final Value of any Reference Asset unaffected by such Market Disruption Event using the Closing Value of such Reference Asset on such fifth day, and will make an estimate of the Closing Value of any Reference Asset affected by such Market Disruption Event that would have prevailed on such fifth day in the absence of such Market Disruption Event. In the event that the Final Valuation Date is postponed, the Maturity Date will be the third Business Day following the Final Valuation Date, as postponed.

•	For a description of what constitutes a Market Disruption Event with respect to the Index, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement;

For a description of what constitutes a Market Disruption Event with respect to the ETF, see “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds Comprised of Equity Securities” in the prospectus supplement.

•	Adjustments to the Reference Assets—For a description of adjustments that may affect either of the Reference Assets, see the following sections of the prospectus supplement:

•	For a description of further adjustments that may affect the Index, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index” of the prospectus supplement; and

•	For a description of further adjustments that may affect the ETF, see “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Securities with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds” of the prospectus supplement.

PPS-6

•	For a description of further adjustments that may affect the Notes, please see “Reference Assets—Exchange-Traded Funds—Adjustments Affecting Securities Linked to More than One Reference Asset, at Least One of Which is an Exchange-Traded Fund”.

•	Downside Exposure to the Index and the ETF—The payment at maturity, if any, is linked to the performance of the Index and the ETF. The Index is designed to track the performance of the small capitalization section of the U.S. equity markets. The ETF is designed to track, before fees and expenses, the performance of the MSCI EAFE Index (the “ETF Underlying Index”). For additional information about the Index and the ETF, see the information set forth under “Description of the Index” and “Description of the ETF”, respectively, in this preliminary pricing supplement

•	Material U.S. Federal Income Tax Considerations—The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes). In addition, this discussion does not apply to you if you purchase your Notes for more or less than the principal amount of the Notes.

The U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to treat your Notes as an investment unit consisting of (i) a fixed-rate debt obligation that we issued to you for an amount equal to the principal amount of the Notes (the “Deposit”) and (ii) a put option in respect of the Lesser Performing Reference Asset (the “Put Option”) which you sold to us in exchange for a portion of the stated interest on the Notes (the “Put Premium”). On the cover page of this preliminary pricing supplement, we have determined the amount of each interest payment that represents interest on the Deposit (this amount is denoted as “Deposit Income”) and the amount that represents Put Premium (this amount is denoted as “Put Premium”). The terms of your Notes require you and us to allocate the interest payments as set forth on the cover page, but this allocation is not binding on the Internal Revenue Service. Except as otherwise noted below, the discussion below assumes that your Notes will be treated in the manner described above.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW YOUR NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES ARE UNCERTAIN. ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF INVESTING IN THE NOTES.

Amounts treated as interest on the Deposit will be subject to tax as ordinary income at the time you receive or accrue such payments, depending on your method of accounting for tax purposes. For a further discussion of the tax considerations applicable to fixed-rate debt obligations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes” in the accompanying prospectus supplement. Amounts treated as Put Premium should generally be deferred and accounted for upon the sale or maturity of the Notes, as discussed below.

The receipt of cash upon the maturity of your Notes (excluding cash attributable to the final monthly interest payment on the Notes) would likely be treated as (i) payment in full of the principal amount of the Deposit, which would likely not result in the recognition of gain or loss, and (ii) the lapse (if you receive the principal amount of the Notes) or the cash settlement (if you receive less than the principal amount of the Notes) of the Put Option. Under such characterization, you should generally recognize short-term capital gain or loss in an amount equal to the difference between (i) the amount of Put Premium paid to you over the term of the Notes (including the Put Premium received at maturity) and (ii) the excess (if any) of (a) the principal amount of your Notes over (b) the amount of cash you receive at maturity (excluding cash attributable to the final monthly interest payment on the Notes).

Upon a sale of your Notes, you would be required to apportion the value of the amount you receive between the Deposit and Put Option on the basis of the values thereof on the date of the sale. You would recognize gain or loss with respect to the Deposit in an amount equal to the difference between (i) the amount apportioned to the Deposit (excluding amounts attributable to accrued and unpaid interest on the Deposit) and (ii) your adjusted tax basis in the Deposit. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

PPS-7

Upon a sale of your Notes, the amount of cash that you receive that is apportioned to the Put Option, if any, (together with any amount of Put Premium received in respect thereof and deferred as described above) would be treated as short-term capital gain. If the value of the Deposit on the date of the sale of your Notes is in excess of the amount you receive upon such sale, you would likely be treated as having made a payment to the purchaser equal to the amount of such excess in order to extinguish your rights and obligations under the Put Option. In such a case, you would likely recognize short-term capital gain or loss in an amount equal to the difference between the Put Premium you previously received in respect of the Put Option and the amount of the deemed payment made by you to extinguish the Put Option.

Any character mismatch arising from your inclusion of ordinary income in respect of the interest on the Deposit and capital loss (if any) upon the sale or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.

Alternative Treatments. There are no regulations, published rulings or judicial decisions addressing the treatment for U.S. federal income tax purposes of instruments with terms that are substantially the same as the Notes, and the Internal Revenue Service could assert that the Notes should be taxed differently than in the manner described above. For example, it is possible that the Notes could be treated as a debt instrument that is subject to the special tax rules governing contingent payment debt instruments. If your Notes are so treated, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly. If your Notes are so treated, you would recognize gain or loss upon the sale or maturity of your Notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your Notes. Any gain you recognize upon the sale or maturity of your Notes would be ordinary income and any loss recognized by you at such time would generally be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your Notes, and thereafter would be capital loss. For a further discussion of the tax considerations applicable to contingent payment debt instruments, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

It is also possible that the Notes could be treated as a pre-paid income-bearing derivative contract in respect of the Reference Assets, in which case you may be required to include the entire monthly interest payment on the Notes in ordinary income (and not just the interest on the Deposit).

Furthermore, it is also possible that the Notes could be treated as notional principal contracts that are comprised of a swap component and a loan component. If the Notes were treated as notional principal contracts, you could in effect be required to include all of the stated interest in income, rather than only the portion thereof denoted as Deposit Income on the cover page of the Preliminary Pricing Supplement, and any gain or loss that you recognize upon the maturity of your Notes would likely be treated as ordinary income or loss.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Deposits and Put Options” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this preliminary pricing supplement.

Non-U.S. Holders. Barclays currently does not withhold on payments to non-U.S. holders in respect of instruments such as the Notes. However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any interest payments at a 30% rate, unless you have provided to Barclays (i) a valid Internal Revenue Service Form W-8ECI or (ii) a valid Internal Revenue Service Form W-8BEN or Internal Revenue Service Form W-8BEN-E claiming tax treaty benefits that reduce or eliminate withholding. If Barclays elects to withhold and you have provided Barclays with a valid Internal Revenue Service Form W-8BEN or Internal Revenue Service W-8BEN-E claiming tax treaty benefits that reduce or eliminate withholding, Barclays may nevertheless withhold up to 30% on any interest payments it makes to you if there is any possible characterization of the payments that would not be exempt from withholding under the treaty. Non-U.S. holders will also be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

The following replaces the discussion of Section 871(m) of the Internal Revenue Code in the accompanying prospectus supplement under “Certain U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders.” Under recently proposed regulations, non-U.S. holders will not be subject to the Section 871(m) withholding tax described in the accompanying prospectus supplement under “Certain U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders” on payments made prior to January 1, 2016; accordingly, holders of the Notes will not be subject to this tax.

PPS-8

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Assets. These risks are explained in more detail in the “Risk Factors” section of the accompanying prospectus supplement and index supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;

•	“Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level;

•	“Risk Factors—Additional Risks Relating to Securities with More Than One Reference Asset, Where the Performance of the Security Is Based on the Performance of Only One Reference Asset”; and

•	“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds.”

In addition to the risks described above, you should consider the following:

•	You May be Exposed to Any Decline From the Initial Value to the Final Value of the Lesser Performing Reference Asset on an Accelerated Basis; You May Lose Up to 100% of Your Principal—The Notes do not guarantee any return of principal. If the Lesser Performing Reference Asset declines by more than 15.00% from its Initial Value to its Final Value, you will lose 1.1765% of the principal amount of your Notes for every 1% that the Reference Asset Return of the Lesser Performing Reference Asset falls below -15.00%. You may lose up to 100% of the principal amount of your Notes (without taking into account any interest payments on the Notes).

•	Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•	Return Limited to the Monthly Interest Payments—Your return is limited to the monthly interest payments. You will not participate in any appreciation in the level or price of either Reference Asset.

•	No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities comprising the Index or that holders of the ETF would have.

•	The Amount Payable at Maturity (Other Than the Final Interest Payment) is Solely Linked to the Reference Asset Return of the Lesser Performing Reference Asset—The payment at maturity (other than the final interest payment) due on your Notes will be linked solely to the Reference Asset Return of the Lesser Performing Reference Asset. The payment at maturity, if any, will not reflect the performance of the Reference Asset that is not the Lesser Performing Reference Asset. Accordingly, your investment in the Notes will result in a return that is less, and may be substantially less, than an investment that is linked to the Reference Asset that is not the Lesser Performing Reference Asset.

•	The Payment at Maturity of Your Notes is Not Based on the Values of the Reference Assets at Any Time Other than the Final Values of each Reference Asset on the Final Valuation Date—The determination of the Reference Asset Return of the Lesser Performing Reference Asset and the payment at maturity will not be based on any value of the Reference Assets other than the Final Value of each Reference Asset on the Final Valuation Date. If the price or level of the Lesser Performing Reference Asset drops on the Final Valuation Date, the payment at maturity, if any, that you will receive for your Notes may be significantly less than it would otherwise have been had such payment been linked to the values of the Reference Assets prior to such drop.

•	Certain Features of Exchange-Traded Funds Will Impact the Value of the Notes—The value of the ETF is subject to:

•	Management risk. This is the risk that the investment strategy for the ETF, the implementation of which is subject to a number of constraints, may not produce the intended results. An investment in an exchange-traded fund involves risks similar to those of investing in any fund of equity securities traded on an exchange, such as market fluctuations caused by such factors as economic and political developments, changes in interest rates and perceived trends in security prices. However, because the ETF is not “actively” managed, it generally does not take defensive positions in declining markets or would not sell a security because the security’s issuer was in financial trouble. Therefore, the performance of the ETF could be lower than other types of mutual funds that may actively shift their portfolio assets to take advantage of market opportunities or to lessen the impact of a market decline.

•	Derivatives risk. The ETF may invest in futures contracts, options on futures contracts, other types of options and swaps and other derivatives. A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset such as commodities. Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices, and thus the ETF’s losses, and, as a consequence, the losses of your Notes, may be greater than if the ETF invested only in conventional securities.

PPS-9

•	The ETF May Underperform its Underlying Index—The performance of the ETF may not replicate the performance of, and may underperform, its underlying index. The ETF will reflect transaction costs and fees that will reduce its relative performances. Moreover, it is also possible that the ETF may not fully replicate or may, in certain circumstances, diverge significantly from the performance of its underlying index.

•	Adjustments to the Index or the ETF (or the ETF Underlying Index) Could Adversely Affect the Value of the Notes—Those responsible for calculating and maintaining the Index and the ETF (or the ETF Underlying Index) can add, delete or substitute the components of the Index or ETF (or the ETF Underlying Index), or make other methodological changes that could change the value of the Index or the ETF (or the ETF Underlying Index). In addition, the publisher of the Index and the ETF Underlying Index may discontinue or suspend calculation or publication of the respective index or the ETF may be delisted from its relevant exchange or liquidated or otherwise terminated at any time. Any of these actions could adversely affect the value of the Notes.

•	The Notes are Subject to Currency Exchange Rate Risk—The prices of some or all of the securities composing the ETF are traded and quoted in foreign currencies on non-U.S. markets. Therefore, holders of the Notes will be exposed to currency exchange rate risk with respect to the currencies in which the stocks underlying the ETF are denominated. Currency exchange rates may be subject to a high degree of fluctuation due to changes in interest rates, the effects of monetary policies issued by the United States, foreign governments, central banks or supranational entities, the imposition of currency controls or other national or global political or economic developments. If the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your payment at maturity. If the value of the currencies in which the securities underlying the ETF are denominated strengthens against the U.S. dollar during the term of your Notes, you may not obtain the benefit of that increase, which you would have had you owned such securities directly.

•	Non-U.S. Securities Markets Risks—The component stocks of the ETF are issued by foreign companies in foreign securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks which may have a negative impact on the performance of the financial products linked to the ETF, which may have an adverse effect on the Notes. Also, the public availability of information concerning the issuers of the component stocks of the ETF will vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the issuers of such component stocks may be subject to accounting, auditing and financial reporting standards and requirement that differ from those applicable to United States reporting companies.

•	Risks Associated with Small Capitalization Stocks May Affect the Notes—The Index is intended to track the small capitalization segment of the U.S. equity market. The stock prices of smaller sized companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small capitalization companies may be less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

•	Historical Performance of the Reference Assets Should Not Be Taken as Any Indication of the Future Performance of the Reference Assets Over the Term of the Notes—The historical performance of the Reference Assets is not an indication of the future performance of the Reference Assets over the term of the Notes. Therefore, the performance of the Reference Assets over the term of the Notes may bear no relation or resemblance to the historical performance of the Reference Assets.

•	The Estimated Value of Your Notes is Expected to be Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the Initial Valuation Date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•	The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the Initial Valuation Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•

The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many

PPS-10

factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•	The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Initial Valuation Date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•	We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation. Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments. We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes. Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the Notes. Such market making, trading activities, other investment banking and financial services may negatively impact the value of the Notes. Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

•	Additional Potential Conflicts—In addition to the variety of roles that we and our affiliates play in connection with the issuance of the Notes described above under “We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest”, we also act as calculation agent and may enter into transactions to hedge our obligations under the Notes. In performing these varied duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•	Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes at a rate that exceeds the portion of the monthly interest payments treated as interest on the Deposit for U.S. federal income tax purposes and whether all or part of the gain or loss you may recognize upon the sale or maturity of an instrument such as the Notes should be treated as ordinary income or loss. Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income in respect of the Notes at a rate that exceeds the portion of the monthly interest payments treated as interest on the Deposit for U.S. federal income tax purposes. The outcome of this process is uncertain. In addition, any character mismatch arising from your inclusion of ordinary income in respect of the interest on the Deposit and capital loss (if any) upon the sale or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

PPS-11

•	Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level or price, as the case may be, of the Reference Assets on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Assets;

•	the time to maturity of the Notes;

•	the market price and dividend rate on the common stocks underlying the Indices;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	supply and demand for the Notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

PPS-12

INFORMATION REGARDING THE REFERENCE ASSETS

The Index

As noted above, the Russell 2000 Index is designed to track the performance of the small capitalization segment of the U.S. equity market.

For more details about the Russell 2000 Index, the index sponsor and license agreement between the index sponsor and the issuer, as well as certain risk factors that you should consider, see “Reference Assets—Non-Proprietary Indices—Equity Indices—Russell 2000® Index” and “Risk Factors” on page IS-31 and IS-2, respectively, of the accompanying index supplement.

Historical High, Low and Final Closing Values of the Russell 2000 Index

You should not take the historical levels of the Russell 2000 Index as an indication of the future performance of the Russell 2000 Index. The Closing Value of the Russell 2000 Index has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the Closing Value of the Russell 2000 Index during any period shown below is not an indication that the Russell 2000 Index is more or less likely to increase or decrease at any time during the life of the Notes. We cannot give you any assurance that the future performance of the Russell 2000 Index or the component stocks of the Russell 2000 Index will result in your receiving an amount greater than the outstanding principal amount of your Notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the Russell 2000 Index. The actual performance of the Russell 2000 Index over the life of the offered Notes, as well as the payment at maturity, may bear little relation to the historical levels shown below.

The table below shows the high, low and final Closing Value of the Russell 2000 Index for each of the four calendar quarters in 2008, 2009, 2010, 2011, 2012 and 2013 and the first and second calendar quarters of 2014 (through April 21, 2014). We obtained the Closing Values listed in the table below and shown in the graph below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.

Period/Quarter Ended	High	Low	Close
March 31, 2008	753.55	643.97	687.97
June 30, 2008	763.27	686.07	689.66
September 30, 2008	754.38	657.72	679.58
December 31, 2008	671.59	385.31	499.45
March 31, 2009	514.71	343.26	422.75
June 30, 2009	531.68	429.16	508.28
September 30, 2009	620.69	479.27	604.28
December 31, 2009	634.07	562.40	625.39
March 31, 2010	690.30	586.49	678.64
June 30, 2010	741.92	609.49	609.49
September 30, 2010	677.64	590.03	676.14
December 31, 2010	792.35	669.45	783.65
March 31, 2011	843.55	773.18	843.55
June 30, 2011	865.29	777.20	827.43
September 30, 2011	858.11	650.96	689.95
December 31, 2011	765.43	609.49	740.92
March 31, 2012	846.13	747.28	830.30
June 30, 2012	840.63	737.24	798.49
September 30, 2012	864.70	767.75	837.45
December 31, 2012	852.49	769.48	849.35
March 31, 2013	953.07	872.60	951.54
June 30, 2013	999.99	901.51	977.48
September 30, 2013	1,078.41	989.47	1,073.79
December 31, 2013	1,163.64	1,043.46	1,163.64
March 31, 2014	1,208.65	1,093.59	1,173.04
April 21, 2014	1,192.81	1,111.44	1,142.31

PPS-13

The following graph sets forth the historical performance of Russell 2000 Index the based on daily Closing Values from January 1, 2008 through April 21, 2014. The Closing Value of the Russell 2000 Index on April 21, 2014 was 1,142.31.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

PPS-14

The ETF

We have derived all information contained in this preliminary pricing supplement regarding the ETF, including, without limitation, its make-up, method of calculation and changes in its components, from the ETF’s prospectus dated December 30, 2013 and other publicly available information. We have not independently verified such information. Such information reflects the policies of, and is subject to change by BlackRock Inc. and its affiliates (collectively, “BlackRock”). The ETF is an investment portfolio maintained and managed by iShares® Trust. BlackRock Fund Advisors (“BFA”) is currently the investment adviser to the ETF. The ETF is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol “EFA.”

iShares® Trust is a registered investment company that consists of numerous separate investment portfolios, including the ETF . Information provided to or filed with the SEC by iShares® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding iShares® Trust, BFA and the ETF, please see the ETF’s prospectus. In addition, information about iShares® and the ETF may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. We have not undertaken any independent review or due diligence of the SEC filings of the iShares® Trust, any information contained on the iShares® website or of any other publicly available information about the ETF. Information contained on the iShares® website is not incorporated by reference in, and should not be considered a part of, this preliminary pricing supplement.

Investment Objective and Strategy

The ETF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in developed European, Australasian and Far Eastern markets, as measured by the ETF Underlying Index. The ETF Underlying Index was developed by MSCI Inc. (“MSCI”) as an equity benchmark for international stock performance, and is designed to measure equity market performance in certain developed markets. For additional information about the ETF Underlying Index, see the information set forth under “Non-Proprietary Indices—Equity Indices—MSCI Indices” in the accompanying index supplement.

As of April 21, 2014, the ETF’s top holdings by country were Japan (19.18%), the United Kingdom (17.75%), France (10.31%), Switzerland (9.64%), Germany (9.20%), Australia (8.46%), the Netherlands (4.62%), Spain (3.51%), Sweden (3.11%), Hong Kong (2.64%), Italy (2.49%), Singapore (1.41%), Denmark (1.29%) and Belgium (1.24%). As of April 21, 2014, the ETF’s top holdings by sector were Financials (25.49%), Industrials (12.84%), Consumer Discretionary (11.61%), Consumer Staples (9.92%), Health Care (8.80%), Materials (8.25%), Energy (6.88%), Telecommunications (4.85%), Information Technology (4.36%) and Utilities (3.65%).

The ETF uses a representative sampling indexing strategy (as described below under “Representative Sampling”) to try to track the ETF Underlying Index. The ETF generally invests at least 90% of its assets in securities of the ETF Underlying Index and depository receipts representing securities of the ETF Underlying Index. In addition, the ETF may invest up to 10% of its assets in securities not included in the ETF Underlying Index but which BlackRock believes will help the ETF track the ETF Underlying Index and in futures contracts, options on futures contracts, options and swaps as well as cash and cash equivalents, including shares of money market funds advised by BlackRock.

Representative Sampling

The ETF pursues a “representative sampling” indexing strategy in attempting to track the performance of the ETF Underlying Index, and generally does not hold all of the equity securities included in the ETF Underlying Index. The ETF invests in a representative sample of securities that collectively has an investment profile similar to the ETF Underlying Index. Securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the ETF Underlying Index.

Correlation

The ETF Underlying Index is a theoretical financial calculation, while the ETF is an actual investment portfolio. The performance of the ETF and the ETF Underlying Index will vary due to transaction costs, foreign currency valuation, asset valuations, corporate actions (such as mergers and spin-offs), timing variances, and differences between the ETF’s portfolio and the ETF Underlying Index resulting from legal restrictions (such as diversification requirements) that apply to the ETF but not to the ETF Underlying Index or the use of representative sampling. “Tracking error” is the difference between the performance (return) of the ETF’s portfolio and that of the ETF Underlying Index. The ETF, using a representative sampling indexing strategy, can be expected to have a greater tracking error than a fund using a replication indexing strategy. Replication is an indexing strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

PPS-15

Industry Concentration Policy

The ETF will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the ETF Underlying Index is concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities) and repurchase agreements collateralized by U.S. government securities are not considered to be issued by members of any industry.

Disclaimer

iShares® and BlackRock® are registered trademarks of Blackrock. BlackRock has licensed certain trademarks and trade names of BlackRock to Barclays Bank PLC. The Notes are not sponsored, endorsed, sold or promoted by BlackRock. BlackRock makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. BlackRock has no obligation or liability in connection with the operation, marketing, trading or sale of the Notes.

Historical High, Low and Final Closing Values of the ETF

You should not take the historical levels of the ETF as an indication of the future performance of the ETF. The Closing Value of the ETF has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the Closing Value of the ETF during any period shown below is not an indication that the ETF is more or less likely to increase or decrease at any time during the life of the Notes. We cannot give you any assurance that the future performance of the ETF or the component stocks of the ETF will result in your receiving an amount greater than the outstanding principal amount of your Notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the ETF. The actual performance of the ETF over the life of the offered Notes, as well as the payment at maturity, may bear little relation to the historical levels shown below.

The table below shows the high, low and final Closing Value of the ETF for each of the four calendar quarters in 2008, 2009, 2010, 2011, 2012 and 2013 and the first and second calendar quarters of 2014 (through April 21, 2014). We obtained the Closing Values listed in the table below and shown in the graph below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.

Period/Quarter Ended	High	Low	Close
March 31, 2008	$78.35	$68.31	$71.90
June 30, 2008	$78.52	$68.10	$68.70
September 30, 2008	$68.04	$53.08	$56.30
December 31, 2008	$55.88	$35.71	$44.87
March 31, 2009	$45.44	$31.69	$37.59
June 30, 2009	$49.04	$38.57	$45.81
September 30, 2009	$55.81	$43.91	$54.70
December 31, 2009	$57.28	$52.66	$55.30
March 31, 2010	$57.96	$50.45	$56.00
June 30, 2010	$58.03	$46.29	$46.51
September 30, 2010	$55.42	$47.09	$54.92
December 31, 2010	$59.46	$54.25	$58.23
March 31, 2011	$61.91	$55.31	$60.09
June 30, 2011	$63.87	$57.10	$60.14
September 30, 2011	$60.80	$46.66	$47.75
December 31, 2011	$55.57	$46.45	$49.53
March 31, 2012	$55.80	$49.15	$54.90
June 30, 2012	$55.51	$46.55	$49.96
September 30, 2012	$55.15	$47.62	$53.00
December 31, 2012	$56.88	$51.96	$56.82
March 31, 2013	$59.89	$56.90	$58.98
June 30, 2013	$63.53	$57.03	$57.38
September 30, 2013	$65.05	$57.55	$63.79
December 31, 2013	$67.06	$62.71	$67.06
March 31, 2014	$68.03	$62.31	$67.17
April 21, 2014*	$67.86	$66.26	$67.62

*	For the period beginning April 1, 2014 and ending April 21, 2014.

PPS-16

The following graph sets forth the historical performance of the ETF based on daily Closing Values from January 1, 2008 through April 21, 2014. The closing price per share of the ETF on April 21, 2014 was $67.62.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

ADDITIONAL INFORMATION

If any of the Reference Assets is (a) a security or other financial instrument admitted to trading on a trading venue in the European Union (other than a security or other financial instrument whose principal trading venue is located outside the European Union), (b) a derivative relating to such a security or financial instrument (or to the issuer of such a security or financial instrument) or (c) a debt instrument issued by the European Union or any of its member states or any sovereign issuer that is an instrumentality or political sub-division of the European Union or any of its member states, or any derivative relating thereto (any of (a), (b) or (c) being a “European Financial Instrument”), or if any Reference Assets is an index, basket of securities or interest in an exchange traded fund or similar entity which includes one or more European Financial Instruments, then as a holder of the Notes, you may be deemed to have an indirect interest in those underlying European Financial Instruments for purposes of EU Regulation No 26/2012 of 14 March 2012 on short selling and certain aspects of credit default swaps (the “EU Short Selling Regulation”). Subject to certain exceptions, the EU Short Selling Regulation prohibits investors, wherever located, from directly or indirectly making uncovered short sales of European Financial Instruments or European sovereign credit default swaps. The EU Short Selling Regulation also requires investors, wherever located, who hold directly or indirectly a net short position in European Financial Instruments to comply with certain notification and disclosure obligations depending on the size of their net short position. You should consult with your own legal advisers regarding any investment in the Notes, as you may need to consider your investment in the Notes for purposes of compliance with the EU Short Selling Regulation.

PPS-17